CENTRAL LOUISIANA ELECTRIC COMPANY ANNOUNCES
    INTEREST IN PURCHASING TECHE ELECTRIC COOPERATIVE



PINEVILLE, La., February 22, 1994---Central Louisiana
Electric Company, Inc. (CLECO) today announced its interest in purchasing Teche Electric Cooperative, Inc.
(Teche).

    Gregory L. Nesbitt, president and chief executive officer of CLECO, proposed to the president of the cooperative in a meeting today that the two utilities explore the acquisition of Teche by CLECO.

    Mr. Nesbitt said that Teche's average electric rates in 1993 were more than 20% higher than CLECO's, noting that CLECO's rates were among the lowest in Louisiana and the region. He said CLECO's lower rates would be of significant benefit to Teche's customers and to the economy of the area, while the additional business represented by the Teche system would benefit CLECO's customers and shareholders.

    Further, according to Mr. Nesbitt, Teche members would receive full cash payment of their capital credit, or patronage, accounts upon consummation of the acquisition.
He also said it is anticipated that the cooperative's employees would become CLECO employees with the purchase.

    Mr. Nesbitt said that Teche's service area, which is in Iberia, St. Martin and St. Mary parishes (counties), is adjacent to and very similar to CLECO's. He noted that the electric systems are interconnected, and that one of CLECO's electric generating stations is located in the service area shared by the two utilities.

    Mr. Nesbitt said that based on available information, upon completion of the transaction, CLECO's customer base of some 212,600 customers would expand by about 4% with the addition of Teche's approximately 8,600 customers; CLECO's peak demand would grow by an estimated 2.9%; electric sales would rise by approximately 2.4%; operating revenues would increase by about 3.5%; and assets would grow by about
2.0%.

   "We hope that when Teche's management and board consider
this offer, they will agree with us that this is in Teche's
best interest and they will submit it to Teche's members
for consideration. Although there are still some details to
be worked out, we believe a combined CLECO-Teche Electric
could be good for everyone,"       Mr. Nesbitt said.

    He noted that any purchase would require approvals of the Louisiana Public Service Commission, the Rural
Electrification Administration and other governmental agencies and would be subject to due diligence review and certain other conditions.

    CLECO (NYSE-CNL) operates solely in Louisiana as an electric utility in 23 of the state's parishes.

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For more information at CLECO, contact:

David M. Eppler               Carman S. Luneau
Vice President, Finance   or  Director, Investor Relations
(318) 484-7400